Exhibit 21.1

Subsidiaries of Registrant*

Name of Subsidiary	Jurisdiction of Formation
HWEL Merger Sub Corp.	Delaware
1412384 B.C. Unlimited Liability Company	British Columbia
1412384 B.C. Ltd.	British Columbia

*All subsidiaries are wholly owned, directly or indirectly, by the Registrant.